FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July	, 2007

CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.

(Registrant)
Date July 26, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following material is included.
1.  RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2007

RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2007
July 26, 2007
CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual						Projected
	Six months	Six months			Six months	Year ended	Year ending
	ended	ended	Change(%)		ended	December 31,	December 31,	Change(%)
	June 30, 2007	June 30, 2006			June 30, 2007	2006	2007
	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥2,166,724	¥1,952,255	+	11.0	$17,615,642	¥4,156,759	¥4,580,000	+	10.2
Operating profit	388,876	338,477	+	14.9	3,161,593	707,033	766,000	+	8.3
Income before income taxes and minority interests	406,141	341,045	+	19.1	3,301,959	719,143	788,000	+	9.6
Net income	¥255,183	¥214,174	+	19.1	$2,074,659	¥455,325	¥500,000	+	9.8

Net income per share:
- Basic	¥194.38	¥160.85	+	20.8	$1.58	¥341.95	¥384.44	+	12.4
- Diluted	194.33	160.79	+	20.9	1.58	341.84	—		—

	Actual
			Change(%)			As of
	As of	As of			As of	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006

	(Unaudited)	(Unaudited)			(Unaudited)

Total assets	¥4,608,514	¥4,107,366	+	12.2	$37,467,593	¥4,521,915

Stockholders’ equity	¥3,074,367	¥2,762,380	+	11.3	$24,994,854	¥2,986,606

Notes: 1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
            2. U.S. dollar amounts are translated from yen at the rate of JPY123 = U.S.$1, the approximate exchange rate on the
Tokyo Foreign Exchange Market as of June 29, 2007, solely for the convenience of the reader.
3. Canon made a three-for-two stock split on July 1, 2006, all per share information has been adjusted to reflect the stock split.

NON-CONSOLIDATED RESULTS FOR THE FIRST HALF
(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Six months	Six months			Six months	Year ended
	ended	ended	Change(%)		ended	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006

	(Unaudited)	(Unaudited)			(Unaudited)

Net sales	¥1,370,988	¥1,266,000	+	8.3	$11,146,244	¥2,729,657
Operating profit	280,363	240,422	+	16.6	2,279,374	511,157
Ordinary profit	302,276	246,101	+	22.8	2,457,528	523,996
Net income	¥200,925	¥155,548	+	29.2	$1,633,537	¥337,520

Net income per share	¥153.05	¥175.23		—	$1.24	¥253.48
Dividend per share	50.00	50.00		—	0.41	100.00

	Actual
			Change(%)			As of
	As of	As of			As of	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006

	(Unaudited)	(Unaudited)			(Unaudited)

Total assets	¥2,808,645	¥2,673,501	+	5.1	$22,834,512	¥2,938,072

Net assets	¥2,042,600	¥1,970,766	+	3.6	$16,606,504	¥2,109,283

Notes:
1.  U.S. dollar amounts are translated from yen at the rate of JPY123 = U.S.$1, the approximate exchange rate on the
Tokyo Foreign Exchange Market as of June 29, 2007, solely for the convenience of the reader.

2.  Canon made a three-for-two stock split on July 1, 2006, though per share information for first half ended
June 30, 2006 and fiscal year ended December 31, 2006 has not been adjusted to reflect the stock split.
The amount recast based on the stock split is as follows.

		Six months	Year ended
		ended June 30, 2006	December 31, 2006

		(Unaudited)
	Net income per share	$116.82	¥—
	Dividend per share	33.33	83.33

Canon Inc. Headquarter office	30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501, Japan

I. Operating Results and Financial Conditions
2007 First Half in Review
Looking back at the global economy in the first half of 2007, economic expansion was fairly steady during the term. The U.S. economy continued to display growth, supported by healthy consumer spending, despite a decrease in housing investment and a moderate slowdown in corporate capital investment. In Europe, while exports appeared somewhat sluggish due to the appreciation of the euro, the region indicated a trend toward moderate recovery as domestic demand expanded in major European countries, boosted by such factors as increased consumer spending owing to improvements in the employment environment. Within Asia, the Chinese economy maintained a high rate of growth while other economies in the region also enjoyed generally favorable conditions. In Japan, the economy maintained a trend toward recovery thanks to such factors as increased capital spending fueled by strong corporate performances and gradual improvements in consumer spending.
As for the markets in which the Canon Group operates, within the camera segment, demand for digital single-lens reflex (SLR) cameras and compact digital cameras continued to realize healthy growth during the term. Within the office imaging product market, demand for network digital multifunction devices (MFDs) remained solid amid the shift in all regions toward color models and advanced functionality. In the computer peripherals segment, which includes printers, while demand for laser beam printers grew for both color and monochrome models, and demand for inkjet printers shifted from single-function to all-in-one models, multifunctional models in particular suffered amid severe price competition. In the optical equipment segment, while demand for steppers, used in the production of semiconductors, indicated a moderate recovery, the market for projection aligners, which are used to produce liquid crystal display (LCD) panels, declined due to restrained investment by LCD manufacturers. The average value of the yen in the first half was ¥120.07 to the U.S. dollar and ¥159.77 to the euro, representing year-on-year decreases of about 4% against the U.S. dollar, and about 12% against the euro.
Amid these conditions, Canon’s consolidated net sales for the first half increased by 11.0% from the year-ago period to ¥2,166.7 billion (U.S.$17,616 million), boosted by a solid rise in sales of digital cameras, color network MFDs and laser beam printers, along with the positive effect of favorable currency exchange rates. The gross profit ratio improved 1.0 point year on year to reach 51.1%. The improved gross profit ratio was mainly the result of such factors as suppressing price decline through the launch of new products and cost-reduction efforts realized through ongoing production-reform and procurement-reform activities, along with the in-house production of key components, which absorbed the effects of escalating raw material costs and severe price competition in the consumer product market. Owing to the increase in sales and the improved gross profit ratio, first-half gross profit rose by 13.2% to ¥1,107.6 billion (U.S.$9,005 million). As for operating expenses, while first-half R&D spending grew by 16.2% from the year-ago period to ¥170.3 billion (U.S.$1,384 million), the selling, general and administrative (SG&A) expenses to net sales ratio was approximately the same level as for the corresponding period of last year, with SG&A expense increasing 11.1% year on year, almost the same rate of growth as for net sales. In addition, from the second quarter of this year, the company implemented a change in the accounting method used to estimate depreciation of fixed assets, which resulted in a combined increase of ¥19.3 billion (U.S.$157 million) in cost of sales and operating expenses compared with the previously used method. Consequently, operating profit in the first half totaled ¥388.9 billion (U.S.$3,162 million), a year-on-year increase of 14.9%. Other income (deductions) improved by ¥14.7 billion (U.S.$119 million), due to such factors as an increase in surplus funds and interest income accompanying the rise in the interest rate, as well as a decrease in currency exchange losses on foreign-currency-denominated trade receivables. Income before income taxes and minority interests in the first half totaled ¥406.1 billion (U.S.$3,302 million), a year-on-year increase of 19.1%, and first-half income totaled ¥255.2 billion (U.S.$2,075 million), both recording all-time highs on a first-half basis.
Basic net income per share for the first half was ¥194.38 (U.S.$1.58), a year-on-year increase of ¥33.53 (U.S.$0.27).

Results by Product Segment
In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, has continued to expand for color models in both domestic and overseas markets. Additionally, among color network digital MFDs, the competitively priced iR C2880 series and the new high-end iR C5185 series continued to enjoy strong demand. Among monochrome network digital MFDs, the iR5055 series and the new energy-saving iR3025 series contributed to expanded sales. Overall, sales of office imaging products for the first half realized a year-on-year increase of 8.0%. In the field of computer peripherals, laser beam printers achieved a year-on-year unit sales growth of almost 40%, with both color and monochrome low-end models selling particularly well. In addition, consumables also recorded healthy sales growth, contributing to an increase of 19.2% in value terms for the segment. As for inkjet printers, despite a continuing decline in unit sales for single-function models and severe price competition in the market, sales in value terms increased by 14.0%, boosted by such factors as increased unit sales of multifunction models, such as the PIXMA MP600, and favorable sales growth for consumables. As a result, sales of computer peripherals for the first half realized a year-on-year increase of 17.6%. Sales of business information products, however, decreased by 1.9% due to a decline in sales of personal computers in the Japanese market. Collectively, sales of business machines for the first half totaled ¥1,446.6 billion (U.S.$11,761 million), a year-on-year increase of 12.4%. Operating profit for the business machine segment totaled ¥335.5 billion (U.S.$2,727 million), a year-on-year increase of 13.9%, made possible by such factors as an increase in gross profit and an improvement in the expense to net sales ratio.
Within the camera segment, demand for digital SLR cameras fueled growth, with the EOS DIGITAL REBEL XTi model, launched in September 2006, selling particularly well. This, in turn, led to expanded sales of interchangeable lenses for SLR cameras. As for compact digital cameras, the company strengthened its lineup with the launch of ten new models, including three stylish ELPH-series models and seven PowerShot-series models that cater to a diverse range of shooting styles. Accordingly, unit sales of digital cameras for the first half expanded nearly 20% compared with the year-ago period. As a result, camera sales overall for the first half increased by 12.9% from the year-ago period to ¥519.6 billion (U.S.$4,224 million). The gross profit ratio for the camera segment also rose substantially, boosted by such factors as strong sales of newly introduced products, which served to suppress declines in prices, along with cost-reduction efforts realized through production-reform and procurement-reform activities. As a result, operating profit for the camera segment increased by 26.3% year on year to ¥137.3 billion (U.S.$1,116 million).
In the optical and other products segment, while steppers, used in the production of semiconductors, enjoyed steady demand, sales of optical products decreased in the first half amid declining demand for aligners, used to produce LCD panels, as investment by LCD manufacturers remains at a low level. As a result, sales for the segment totaled ¥200.5 billion (U.S.$1,631 million), a year-on-year decrease of 2.3%. Operating profit for the segment decreased by 7.8% year on year to ¥21.4 billion (U.S.$174 million).
Cash Flow
In the first half of 2007, Canon generated cash flow from operating activities of ¥440.3 billion (U.S.$3,580 million), a year-on-year increase of ¥116.4 billion (U.S.$947 million), reflecting the substantial growth in net sales and net income. Cash flow from investing activities totaled ¥209.3 billion (U.S.$1,702 million), due to such factors as active capital investment, used mainly to expand the company’s production capabilities. As a result, free cash flow totaled ¥231.0 billion (U.S.$1,878 million), representing a ¥117.4 billion (U.S.$954 million) improvement from ¥113.6 billion for the year-ago period.
Cash flow from financing activities recorded an outlay of ¥279.8 billion (U.S.$2,275 million), mainly resulting from the dividend payout of ¥66.6 billion (U.S.$541 million) in accordance with the company’s basic policy regarding profit distribution and the ¥200.0 billion (U.S.$1,626 million) purchase of treasury stock with the aim of improving capital efficiency and ensuring a flexible capital strategy. Consequently, cash and cash equivalents, which totaled ¥1,108.7 billion (U.S.$9,014 million), although representing a ¥46.9 billion (U.S.$381 million) decrease from the end of the previous year, remained at a high level.
Non-consolidated Results
Canon Inc.’s non-consolidated net sales during the first half totaled ¥1,371.0 billion (U.S.$11,146 million), a year-on-year increase of 8.3%. Ordinary profit grew by 22.8% to ¥302.3 billion (U.S.$2,458 million) and net income increased 29.2% to ¥200.9 billion (U.S.$1,634 million), marking all-time highs for both first-half ordinary profit and net income.

Outlook
As for the global economic outlook in the third quarter and thereafter, although uncertainty surrounds such factors as the future direction of crude-oil and raw-material prices and a slowdown in the U.S. economy, the global economy is expected to continue growing steadily.
In the businesses in which Canon is involved, demand for both digital SLR cameras and compact digital cameras is expected to continue enjoying robust growth. As for network digital MFDs and laser beam printers, while additional demand is projected for full-color models, severe price competition and shifting demand toward lower-priced models are expected to continue. Within the semiconductor-production equipment market, demand for steppers indicates a trend toward steady performance supported by increasing orders from chip manufacturers, while demand for projection aligners used in the production of LCD panels is expected to continue being sluggish as investment by LCD manufacturers remains at a low level.
Following a review of the current business climate and currency exchange trends, the company has revised upward its consolidated net sales forecast for the 2007 fiscal year to ¥4,580.0 billion (U.S.$37,236 million), while revising downward its forecasts for consolidated income before income taxes and minority interests to ¥788.0 billion (U.S.$6,407 million), and consolidated net income to ¥500.0 billion (U.S.$4,065 million). These revisions assume an increase in depreciation expense of around ¥67.0 billion (U.S.$545 million) as a result of the change in the accounting method used to estimate depreciation of fixed assets that was implemented from the second quarter of 2007. Although uncertainty over such factors as future interest rates in major countries makes it difficult to predict the direction of currency exchange rates, these forecasts assume exchange rates of ¥120 to the U.S. dollar and ¥160 to the euro, representing year-on-year decreases of approximately 2% against the U.S. dollar, and approximately 6% against the euro.
Consolidated Outlook
Fiscal year

		Millions of yen
	Year ending		Change	Year ended	Change (%)
	December 31, 2007			December 31, 2006
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥4,540,000	¥4,580,000	¥40,000	¥4,156,759	+	10.2%
Income before income taxes and minority interests	800,000	788,000	(12,000)	719,143	+	9.6%
Net income	505,000	500,000	(5,000)	455,325	+	9.8%

Basic policy regarding profit distribution
With regard to returning profits to shareholders, the company will actively work to do so mainly through the distribution of dividends, taking into consideration planned future investment, free cash flow, and consolidated business performance. Specifically, the mid- to long-term objective is to strive to raise the payout ratio to approximately 30% on a consolidated basis.
In accordance with this policy, the company plans to pay an interim dividend of ¥50.00 (U.S.$0.41) and a year-end dividend of ¥50.00 (U.S.$0.41) for a full-year dividend total of ¥100.00 (U.S.$0.81) in 2007.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

II. Management Policy
(1) Basic Policy
Under the corporate philosophy of kyosei—living and working together for the common good—Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.
(2) Management Goals
Based on this basic management policy, Canon launched two consecutive five-year management plans—Phase I of its Excellent Global Corporation Plan in 1996, and Phase II in 2001— with the aim of becoming a truly excellent global corporation. Through these two management plans, the company promoted a range of management reforms, thoroughly strengthening its product competitiveness and financial base. Since 2006, under a new five-year management plan—Phase III, which targets further growth and improved corporate value—Canon is pursuing “sound growth,” making use of the solid management foundation achieved through the two preceding plans, and further expanding its corporate scale while maintaining a high level of profitability. In particular, the company is focusing on the following five important management objectives.
1)	Achieving the overwhelming No. 1 position worldwide in all current core businesses, and firmly establishing three display technologies as businesses

2)	Establishing new production systems to sustain international competitiveness

3)	Expanding business operations through diversification and establishing a Three Regional Headquarters System

4)	Identifying new business domains and accumulating required technologies

5)	Nurturing truly autonomous and strong individuals promoting everlasting corporate reforms
(3) Business Challenges and Countermeasures
At Canon, the creation of new businesses and maintaining our high profitability structure represent two very important management objectives to ensure continuous future growth.
     As for new businesses, we are promoting research based on leading-edge technologies in the company’s areas of expertise, such as biotechnology, nanotechnology and life sciences. At the same time, we are also looking into M&A opportunities and business tie-ups toward launching such businesses. Additionally, we aim to enter the display business, moving away from a focus on still images as we strengthen our ability to deliver video images, which will play an increasingly important role in the broadband era.
     With regard to maintaining our high profitability structure, in order to effectively respond to the intensifying price competition centered on the consumer goods market and the investment burden that accompanies the launch of new businesses, we believe that it is important to further improve the profit-earning ability of our current businesses. To facilitate this, we are promoting the development of new products and actively carrying out cost-reduction activities.
     We also view our approach to the environment as an important management issue. From the product planning stage through to design, development, production, sales, use, recovery and recycling, we focus our energies on such areas as creating environmentally conscious products that realize energy efficiency, resource efficiency, and eliminate the use of hazardous substances. Additionally, we actively promote the development of recycling systems, the expansion of green procurement policies, the disclosure of environmental information, and participation in environmental conservation activities at the community level.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
III. Financial Statements
1. CONSOLIDATED STATEMENTS OF INCOME
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2007	June 30, 2006			June 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥1,126,931	¥1,028,983	+	9.5	$9,162,041
Cost of sales	553,054	518,788			4,496,374

Gross profit	573,877	510,195	+	12.5	4,665,667
Operating expenses:
Selling, general and administrative expenses	295,067	262,476			2,398,919
Research and development expenses	97,337	79,377			791,358

	392,404	341,853			3,190,277

Operating profit	181,473	168,342	+	7.8	1,475,390
Other income (deductions):
Interest and dividend income	9,112	6,155			74,081
Interest expense	(402)	(244)			(3,268)
Other, net	8,114	(2,799)			65,968

	16,824	3,112			136,781

Income before income taxes and minority interests	198,297	171,454	+	15.7	1,612,171
Income taxes	70,289	60,985			571,456

Income before minority interests	128,008	110,469			1,040,715
Minority interests	4,075	4,564			33,130

Net income	¥123,933	¥105,905	+	17.0	$1,007,585

Note: Comprehensive income for the three months ended June 30, 2007 and 2006 were JPY 172,538 million (U.S.$1,402,748 thousand) and JPY 103,418 million, respectively.

Results for the first half

	Millions of yen				Thousands of U.S. dollars	Millions of yen

	Six months	Six months			Six months	Year ended
	ended	ended	Change(%)		ended	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006

	(Unaudited)	(Unaudited)			(Unaudited)
Net sales	¥2,166,724	¥1,952,255	+	11.0	$17,615,642	¥4,156,759
Cost of sales	1,059,170	973,542			8,611,138	2,096,279

Gross profit	1,107,554	978,713	+	13.2	9,004,504	2,060,480
Operating expenses:
Selling, general and administrative expenses	548,411	493,709			4,458,626	1,045,140
Research and development expenses	170,267	146,527			1,384,285	308,307

	718,678	640,236			5,842,911	1,353,447

Operating profit	388,876	338,477	+	14.9	3,161,593	707,033
Other income (deductions):
Interest and dividend income	17,367	11,143			141,195	27,153
Interest expense	(795)	(625)			(6,463)	(2,190)
Other, net	693	(7,950)			5,634	(12,853)

	17,265	2,568			140,366	12,110

Income before income taxes and minority interests	406,141	341,045	+	19.1	3,301,959	719,143
Income taxes	142,836	118,814			1,161,268	248,233

Income before minority interests	263,305	222,231			2,140,691	470,910
Minority interests	8,122	8,057			66,032	15,585

Net income	¥255,183	¥214,174	+	19.1	$2,074,659	¥455,325

Note: Comprehensive income for the six months ended June 30, 2007 and 2006 were JPY 356,634 million (U.S.$2,899,463 thousand) and JPY 217,475 million, respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
2. DETAILS OF SALES
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by product	ended	ended	Change(%)		ended
	June 30, 2007	June 30, 2006			June 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥326,866	¥298,949	+	9.3	$2,657,447
Computer peripherals	377,590	329,867	+	14.5	3,069,837
Business information products	26,740	26,627	+	0.4	217,399

	731,196	655,443	+	11.6	5,944,683
Cameras	297,131	268,224	+	10.8	2,415,699
Optical and other products	98,604	105,316	–	6.4	801,659

Total	¥1,126,931	¥1,028,983	+	9.5	$9,162,041

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
Sales by region	ended	ended	Change(%)		ended
	June 30, 2007	June 30, 2006			June 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥225,843	¥232,604	–	2.9	$1,836,122
Overseas:
Americas	335,325	309,406	+	8.4	2,726,220
Europe	384,588	329,322	+	16.8	3,126,732
Other areas	181,175	157,651	+	14.9	1,472,967

	901,088	796,379	+	13.1	7,325,919

Total	¥1,126,931	¥1,028,983	+	9.5	$9,162,041

Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen

	Six months	Six months			Six months	Year ended
Sales by product	ended	ended	Change(%)		ended	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines:
Office imaging products	¥632,428	¥585,437	+	8.0	$5,141,691	¥1,185,925
Computer peripherals	760,687	646,663	+	17.6	6,184,447	1,398,408
Business information products	53,472	54,496	–	1.9	434,732	106,754

	1,446,587	1,286,596	+	12.4	11,760,870	2,691,087
Cameras	519,574	460,285	+	12.9	4,224,179	1,041,865
Optical and other products	200,563	205,374	–	2.3	1,630,593	423,807

Total	¥2,166,724	¥1,952,255	+	11.0	¥17,615,642	¥4,156,759

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen

	Six months	Six months			Six months	Year ended
Sales by region	ended	ended	Change(%)		ended	December 31,
	June 30, 2007	June 30, 2006			June 30, 2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan	¥458,302	¥446,298	+	2.7	$3,726,033	¥932,290
Overseas:
Americas	641,949	594,473	+	8.0	5,219,098	1,283,646
Europe	722,379	610,943	+	18.2	5,873,000	1,314,305
Other areas	344,094	300,541	+	14.5	2,797,511	626,518

	1,708,422	1,505,957	+	13.4	13,889,609	3,224,469

Total	¥2,166,724	¥1,952,255	+	11.0	$17,615,642	¥4,156,759

Notes:	1.	The primary products included in each of the product segments are as follows:
Business machines:

Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs / Office copying machines / Personal-use copying machines / Full-color copying machines / etc.

Computer peripherals : Laser beam printers / Inkjet multifunction peripherals / Single function inkjet printers / Image scanners / etc.

Business information products : Computer information systems / Document scanners / Personal information products / etc.

Cameras : Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Large format printers / Components / etc.

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /

Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
3. SEGMENT INFORMATION BY PRODUCT
Results for the second quarter

					Thousands of
	Millions of yen				U.S. dollars
	Three months	Three months			Three months
	ended	ended	Change(%)		ended
	June 30, 2007	June 30, 2006			June 30, 2007
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥731,196	¥655,443	+	11.6	$5,944,683
Intersegment	—	—		—	—

Total	731,196	655,443	+	11.6	5,944,683

Operating cost and expenses	572,236	513,046	+	11.5	4,652,325

Operating profit	158,960	142,397	+	11.6	1,292,358

Cameras
Net sales:
Unaffiliated customers	¥297,131	¥268,224	+	10.8	$2,415,699
Intersegment	—	—		—	—

Total	297,131	268,224	+	10.8	2,415,699

Operating cost and expenses	220,358	203,527	+	8.3	1,791,528

Operating profit	76,773	64,697	+	18.7	624,171

Optical and other products
Net sales:
Unaffiliated customers	¥98,604	¥105,316	-	6.4	$801,659
Intersegment	56,258	47,309	+	18.9	457,382

Total	154,862	152,625	+	1.5	1,259,041

Operating cost and expenses	151,469	143,956	+	5.2	1,231,456

Operating profit	3,393	8,669	–	60.9	27,585

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—
Intersegment	(56,258)	(47,309)		—	(457,382)

Total	(56,258)	(47,309)		—	(457,382)

Operating cost and expenses	1,395	112		—	11,342

Operating profit	(57,653)	(47,421)		—	(468,724)

Consolidated
Net sales:
Unaffiliated customers	¥1,126,931	¥1,028,983	+	9.5	$9,162,041
Intersegment	—	—		—	—

Total	1,126,931	1,028,983	+	9.5	9,162,041

Operating cost and expenses	945,458	860,641	+	9.9	7,686,651

Operating profit	181,473	168,342	+	7.8	1,475,390

Note:	General corporate expenses of JPY 57,663 million (U.S.$468,805 thousand) and JPY 47,421 million in the three months ended June 30, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2007	June 30, 2006	Change(%)		June 30, 2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)
Business machines
Net sales:
Unaffiliated customers	¥1,446,587	¥1,286,596	+	12.4	$11,760,870	¥2,691,087
Intersegment	—	—		—	—	—

Total	1,446,587	1,286,596	+	12.4	11,760,870	2,691,087

Operating cost and expenses	1,111,116	992,031	+	12.0	9,033,463	2,091,858

Operating profit	335,471	294,565	+	13.9	2,727,407	599,229

Cameras
Net sales:
Unaffiliated customers	¥519,574	¥460,285	+	12.9	$4,224,179	¥1,041,865
Intersegment	—	—		—	—	—

Total	519,574	460,285	+	12.9	4,224,179	1,041,865

Operating cost and expenses	382,271	351,549	+	8.7	3,107,894	773,127

Operating profit	137,303	108,736	+	26.3	1,116,285	268,738

Optical and other products
Net sales:
Unaffiliated customers	¥200,563	¥205,374	–	2.3	$1,630,593	¥423,807
Intersegment	107,917	88,706	+	21.7	877,374	190,687

Total	308,480	294,080	+	4.9	2,507,967	614,494

Operating cost and expenses	287,095	270,885	+	6.0	2,334,105	573,019

Operating profit	21,385	23,195	–	7.8	173,862	41,475

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—	¥—
Intersegment	(107,917)	(88,706)		—	(877,374)	(190,687)

Total	(107,917)	(88,706)		—	(877,374)	(190,687)

Operating cost and expenses	(2,634)	(687)		—	(21,413)	11,722

Operating profit	(105,283)	(88,019)		—	(855,961)	(202,409)

Consolidated
Net sales:
Unaffiliated customers	¥2,166,724	¥1,952,255	+	11.0	$17,615,642	¥4,156,759
Intersegment	—	—		—	—	—

Total	2,166,724	1,952,255	+	11.0	17,615,642	4,156,759

Operating cost and expenses	1,777,848	1,613,778	+	10.2	14,454,049	3,449,726

Operating profit	388,876	338,477	+	14.9	3,161,593	707,033

Note:
General corporate expenses of JPY 105,293 million (U.S.$856,041 thousand) and JPY87,931 million in the six months ended June 30, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
4. SEGMENT INFORMATION BY GEOGRAPHIC AREA
Results for the first half

					Thousands of
	Millions of yen				U.S. dollars	Millions of yen
	Six months	Six months			Six months	Year ended
	ended	ended			ended	December 31,
	June 30, 2007	June 30, 2006	Change(%)		June 30, 2007	2006
	(Unaudited)	(Unaudited)			(Unaudited)
Japan
Net sales:
Unaffiliated customers	¥509,863	¥505,924	+	0.8	$4,145,228	¥1,037,657
Intersegment	1,187,290	1,069,960	+	11.0	9,652,764	2,311,482

Total	1,697,153	1,575,884	+	7.7	13,797,992	3,349,139

Operating cost and expenses	1,279,891	1,203,207	+	6.4	10,405,618	2,558,685

Operating profit	417,262	372,677	+	12.0	3,392,374	790,454

Americas
Net sales:
Unaffiliated customers	¥638,428	¥590,878	+	8.0	$5,190,472	¥1,277,867
Intersegment	2,357	2,456	–	4.0	19,162	4,764

Total	640,785	593,334	+	8.0	5,209,634	1,282,631

Operating cost and expenses	616,935	570,559	+	8.1	5,015,732	1,236,138

Operating profit	23,850	22,775	+	4.7	193,902	46,493

Europe
Net sales:
Unaffiliated customers	¥721,697	¥610,293	+	18.3	$5,867,455	¥1,313,919
Intersegment	1,891	1,344	+	40.7	15,374	3,586

Total	723,588	611,637	+	18.3	5,882,829	1,317,505

Operating cost and expenses	693,929	593,528	+	16.9	5,641,699	1,272,463

Operating profit	29,659	18,109	+	63.8	241,130	45,042

Others
Net sales:
Unaffiliated customers	¥296,736	¥245,160	+	21.0	$2,412,487	¥527,316
Intersegment	406,074	361,772	+	12.2	3,301,415	792,018

Total	702,810	606,932	+	15.8	5,713,902	1,319,334

Operating cost and expenses	678,757	584,569	+	16.1	5,518,349	1,275,817

Operating profit	24,053	22,363	+	7.6	195,553	43,517

Corporate and Eliminations
Net sales:
Unaffiliated customers	¥—	¥—		—	$—	¥—
Intersegment	(1,597,612)	(1,435,532)		—	(12,988,715)	(3,111,850)

Total	(1,597,612)	(1,435,532)		—	(12,988,715)	(3,111,850)

Operating cost and expenses	(1,491,664)	(1,338,085)		—	(12,127,349)	(2,893,377)

Operating profit	(105,948)	(97,447)		—	(861,366)	(218,473)

Consolidated
Net sales:
Unaffiliated customers	¥2,166,724	¥1,952,255	+	11.0	$17,615,642	¥4,156,759
Intersegment	—	—		—	—	—

Total	2,166,724	1,952,255	+	11.0	17,615,642	4,156,759

Operating cost and expenses	1,777,848	1,613,778	+	10.2	14,454,049	3,449,726

Operating profit	388,876	338,477	+	14.9	3,161,593	707,033

Note:
General corporate expenses of JPY 105,293 million (U.S.$856,041 thousand) and JPY87,931 million in the six months ended June 30, 2007 and 2006, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
5.  CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of	Change	As of	As of
	June 30, 2007	Dec. 31, 2006		June 30, 2007	June 30, 2006
	(Unaudited)			(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	¥1,108,728	¥1,155,626	¥(46,898)	$9,014,049	¥1,055,163
Time deposits	22,166	41,953	(19,787)	180,211	10,244
Marketable securities	294	10,445	(10,151)	2,390	10,373
Trade receivables, net	729,298	761,947	(32,649)	5,929,252	637,624
Inventories	575,036	539,057	35,979	4,675,089	533,468
Prepaid expenses and other current assets	282,254	273,321	8,933	2,294,749	237,664

Total current assets	2,717,776	2,782,349	(64,573)	22,095,740	2,484,536
Noncurrent receivables	14,560	14,335	225	118,374	14,708
Investments	116,471	110,418	6,053	946,919	104,068
Property, plant and equipment, net	1,336,716	1,266,425	70,291	10,867,610	1,185,913
Other assets	422,991	348,388	74,603	3,438,950	318,141

Total assets	¥4,608,514	¥4,521,915	¥86,599	$37,467,593	¥4,107,366

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥5,301	¥15,362	¥(10,061)	$43,098	¥14,564
Trade payables	506,177	493,058	13,119	4,115,260	481,476
Income taxes	135,090	133,745	1,345	1,098,293	101,485
Accrued expenses	318,330	303,353	14,977	2,588,049	229,739
Other current liabilities	215,850	217,789	(1,939)	1,754,877	174,327

Total current liabilities	1,180,748	1,163,307	17,441	9,599,577	1,001,591
Long-term debt, excluding current installments	16,290	15,789	501	132,439	16,199
Accrued pension and severance cost	49,210	83,876	(34,666)	400,081	66,724
Other noncurrent liabilities	63,198	55,536	7,662	513,805	47,042

Total liabilities	1,309,446	1,318,508	(9,062)	10,645,902	1,131,556

Minority interests	224,701	216,801	7,900	1,826,837	213,430

Stockholders’ equity:
Common stock	174,674	174,603	71	1,420,114	174,543
Additional paid-in capital	403,577	403,510	67	3,281,114	403,355
Legal reserve	45,730	43,600	2,130	371,789	43,201
Retained earnings	2,552,314	2,368,047	184,267	20,750,520	2,171,681
Accumulated other comprehensive income (loss)	104,169	2,718	101,451	846,902	(24,911)
Treasury stock	(206,097)	(5,872)	(200,225)	(1,675,585)	(5,489)

Total stockholders’ equity	3,074,367	2,986,606	87,761	24,994,854	2,762,380

Total liabilities and stockholders’ equity	¥4,608,514	¥4,521,915	¥86,599	$37,467,593	¥4,107,366

				Thousands of
	Millions of yen			U.S. dollars	Millions of yen
	As of	As of		As of	As of
	June 30, 2007	Dec. 31, 2006		June 30, 2007	June 30, 2006
	(Unaudited)			(Unaudited)	(Unaudited)
Allowance for doubtful receivables	¥16,553	¥13,849		$134,577	¥13,722
Accumulated depreciation	1,488,148	1,382,944		12,098,764	1,319,695
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	72,095	22,858		586,138	(23,579)
Net unrealized gains and losses on securities	9,503	8,065		77,260	6,325
Net gains and losses on derivative instruments	(2,640)	(1,663)		(21,463)	(555)
Minimum pension liability adjustments	—	—		—	(7,102)
Pension liability adjustments	25,211	(26,542)		204,967	—

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
6.  CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Millions of yen
	Common Stock	Additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders’ equity

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

Cumulative effect of a change in accounting principle — adoption of EITF 06-2, net of tax				(2,204)			(2,204)
Conversion of convertible debt and other	71	63					134
Cash dividends				(66,582)			(66,582)
Transfers to legal reserve			2,130	(2,130)			—

Comprehensive income:
Net income				255,183			255,183
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					49,237		49,237
Net unrealized gains and losses on securities					1,438		1,438
Net gains and losses on derivative instruments					(977)		(977)
Pension liability adjustments					51,753		51,753

Total comprehensive income							356,634

Repurchase of treasury stock, net		4				(200,225)	(200,221)

Balance at June 30, 2007 (Unaudited)	¥174,674	¥403,577	¥45,730	¥2,552,314	¥104,169	¥(206,097)	¥3,074,367

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	105	109					214
Cash dividends				(59,912)			(59,912)
Transfers to legal reserve			870	(870)			—

Comprehensive income:
Net income				214,174			214,174
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					2,193		2,193
Net unrealized gains and losses on securities					252		252
Net gains and losses on derivative instruments					619		619
Minimum pension liability adjustments					237		237

Total comprehensive income							217,475

Repurchase of treasury stock, net						(79)	(79)

Balance at June 30, 2006 (Unaudited)	¥174,543	¥403,355	¥43,201	¥2,171,681	¥(24,911)	¥(5,489)	¥2,762,380

Balance at December 31, 2005	¥174,438	¥403,246	¥42,331	¥2,018,289	¥(28,212)	¥(5,410)	¥2,604,682

Conversion of convertible debt and other	165	264					429
Cash dividends				(104,298)			(104,298)
Transfers to legal reserve			1,269	(1,269)			—

Comprehensive income:
Net income				455,325			455,325
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					48,630		48,630
Net unrealized gains and losses on securities					1,992		1,992
Net gains and losses on derivative instruments					(489)		(489)
Minimum pension liability adjustments					(3,575)		(3,575)

Total comprehensive income							501,883

Adjustment to initially apply SFAS 158, net of tax					(15,628)		(15,628)
Repurchase of treasury stock, net						(462)	(462)

Balance at December 31, 2006	¥174,603	¥403,510	¥43,600	¥2,368,047	¥2,718	¥(5,872)	¥2,986,606

						Thousands of U.S. dollars

Balance at December 31, 2006	$1,419,537	$3,280,569	$354,472	$19,252,414	$22,098	$(47,739)	$24,281,351

Cumulative effect of a change in accounting principle - adoption of EITF 06-2, net of tax				(17,919)			(17,919)
Conversion of convertible debt and other	577	512					1,089
Cash dividends				(541,317)			(541,317)
Transfers to legal reserve			17,317	(17,317)			—

Comprehensive income:
Net income				2,074,659			2,074,659
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments					400,300		400,300
Net unrealized gains and losses on securities					11,691		11,691
Net gains and losses on derivative instruments					(7,943)		(7,943)
Pension liability adjustments					420,756		420,756

Total comprehensive income							2,899,463

Repurchase of treasury stock, net		33				(1,627,846)	(1,627,813)

Balance at June 30, 2007 (Unaudited)	$1,420,114	$3,281,114	$371,789	$20,750,520	$846,902	$(1,675,585)	$24,994,854

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
7. CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2007	June 30, 2006	June 30, 2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income	¥255,183	¥214,174	$2,074,659	¥455,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143,244	108,155	1,164,585	262,294
Loss on disposal of property, plant and equipment	3,571	9,391	29,033	16,182
Deferred income taxes	(8,738)	8,014	(71,041)	(6,945)
(Increase) decrease in trade receivables	65,822	57,191	535,138	(40,969)
Increase in inventories	(28,859)	(18,953)	(234,626)	(5,542)
Increase (decrease) in trade payables	7,919	(20,089)	64,382	(2,313)
Increase (decrease) in income taxes	(428)	(8,877)	(3,480)	22,657
Increase (decrease) in accrued expenses	(185)	(21,293)	(1,504)	36,165
Decrease in accrued pension and severance cost	(5,674)	(14,790)	(46,130)	(20,309)
Other, net	8,469	10,955	68,854	(21,304)

Net cash provided by operating activities	440,324	323,878	3,579,870	695,241

Cash flows from investing activities:
Purchases of fixed assets	(236,321)	(208,655)	(1,921,309)	(424,862)
Proceeds from sale of fixed assets	4,545	15,490	36,951	12,507
Purchases of available-for-sale securities	(1,840)	(6,433)	(14,959)	(7,768)
Proceeds from sale and maturity of available-for-sale securities	6,787	1,034	55,179	4,047
Proceeds from maturity of held-to-maturity securities	10,000	—	81,301	—
(Increase) decrease in time deposits	20,479	(4,154)	166,496	(35,863)
Acquisitions of subsidiaries, net of cash acquired	(12,520)	(605)	(101,789)	(2,485)
Purchases of other investments	(2,137)	(7,228)	(17,374)	(8,911)
Other, net	1,654	254	13,447	2,530

Net cash used in investing activities	(209,353)	(210,297)	(1,702,057)	(460,805)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,541	781	12,528	1,053
Repayments of long-term debt	(11,883)	(3,063)	(96,610)	(5,861)
Decrease in short-term loans	(334)	(404)	(2,715)	(828)
Dividends paid	(66,582)	(59,912)	(541,317)	(104,298)
Purchases of treasury stock, net	(200,221)	(75)	(1,627,813)	(462)
Other, net	(2,291)	4,841	(18,626)	2,909

Net cash used in financing activities	(279,770)	(57,832)	(2,274,553)	(107,487)

Effect of exchange rate changes on cash and cash equivalents	1,901	(5,539)	15,456	23,724

Net change in cash and cash equivalents	(46,898)	50,210	(381,284)	150,673

Cash and cash equivalents at beginning of period	1,155,626	1,004,953	9,395,333	1,004,953

Cash and cash equivalents at end of period	¥1,108,728	¥1,055,163	$9,014,049	¥1,155,626

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES
(1)	GROUP POSITION
1.	Number of Group Companies

	June 30, 2007	December 31, 2006	Change

Subsidiaries	230	219	11
Affiliates	19	14	5

Total	249	233	16

2.	Change in Group of Entities

Subsidiaries
Addition:	12 companies
Removal:	1 company

Affiliates (Carried at Equity Basis)
Addition:	6 companies
Removal:	1 company
3.	Subsidiaries listed on domestic stock exchange
Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc., Canon Finetech Inc., Argo 21 Corporation
Tokyo Stock Exchange (2nd section): Canon Software Inc.
Osaka Stock Exchange (2nd section): Canon Machinery Inc.
JASDAQ: Nisca Corporation
Osaka Stock Exchange (Hercules): e-System Corporation
(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the adjustments which management believes are necessary to conform them with U.S. generally accepted accounting principles, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

The disclosure is omitted for other than listed below, since no significant change has occurred since the date of the annual financial statements.

Change of Depreciation Method

Prior to the second quarter of fiscal 2007, the Company and its domestic subsidiaries had depreciated machinery and equipment under the fixed-percentage-on-declining base method with certain salvage values. As a result of evaluation of its depreciation method, effective second quarter of 2007, the Company and its domestic subsidiaries have changed their depreciation method to 250% declining balance method with salvage values of JPY 1. As a result of this change, income before income taxes and minority interests, and net income for the six months ended June 30, 2007 decreased by JPY 19,330 million (U.S.$157,154 thousand) and JPY 11,178 million (U.S.$90,878 thousand), respectively.

CANON INC. AND SUBSIDIARIES
CONSOLIDATED
9. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)	NET INCOME PER SHARE

			Thousands of
Results for the first half	Millions of yen		U.S. dollars	Millions of yen
	Six months	Six months	Six months	Year ended
	ended	ended	ended	December 31,
	June 30, 2007	June 30, 2006	June 30, 2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)
Net income
-Basic	¥255,183	¥214,174	$2,074,659	¥455,325
-Diluted	255,186	214,179	2,074,683	455,333

				Number
	Number of shares			of shares
Average common shares outstanding
-Basic	1,312,830,076	1,331,482,197		1,331,542,074
-Diluted	1,313,128,387	1,332,038,307		1,332,016,870

	Yen		U.S. dollars	Yen
Net income per share:
-Basic	¥194.38	¥160.85	$1.58	¥341.95
-Diluted	194.33	160.79	1.58	341.84
Note: Canon made a three-for-two stock split on July 1, 2006, all per share information has been adjusted to reflect the stock split.
(2)	FINANCE RECEIVABLES AND OPERATING LEASES, ACQUISITIONS, MARKETABLE SECURITIES, DERIVATIVE CONTRACTS AND OTHER
The disclosure is omitted as it is not considered significant for the results of first half of fiscal 2007.
(3)	SUBSEQUENT EVENT
There is no significant subsequent event.

CANON INC.
NON-CONSOLIDATED
1.	NON-CONSOLIDATED STATEMENTS OF INCOME
( Parent company only )

	Millions of yen				Millions of yen
	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2007	June 30, 2006			2006
Net sales	¥1,370,988	¥1,266,000	+	8.3	¥2,729,657
Cost of sales	830,843	785,624			1,703,615

Gross profit	540,145	480,376	+	12.4	1,026,042
Selling, general and administrative expenses	259,782	239,954			514,885

Operating profit	280,363	240,422	+	16.6	511,157
Other income (deductions):
Interest and dividend income	15,654	3,341			16,868
Interest expense	(314)	(34)			(134)
Other, net	5,945	2,372			(3,895)

	21,913	5,679			12,839

Ordinary profit	302,276	246,101	+	22.8	523,996

Non-ordinary gain(loss), net	(939)	(7,964)			(14,516)

Income before income taxes	301,337	238,137			509,480
Income taxes	100,412	82,589			171,960

Net income	¥200,925	¥155,548	+	29.2	¥337,520

2.	DETAILS OF SALES
( Parent company only )

Sales by product	Millions of yen				Millions of yen
	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2007	June 30, 2006			2006

Business machines:
Office Imaging Products	¥277,128	¥255,313	+	8.5	¥522,024
Computer peripherals	647,416	578,465	+	11.9	1,242,807

	924,544	833,778	+	10.9	1,764,831
Cameras	368,753	330,532	+	11.6	760,081
Optical and other products	77,691	101,690	–	23.6	204,745

Total	¥1,370,988	¥1,266,000	+	8.3	¥2,729,657

Sales by region	Millions of yen				Millions of yen
	Six months	Six months			Year ended
	ended	ended	Change(%)		December 31,
	June 30, 2007	June 30, 2006			2006

Japan	¥177,008	¥176,365	+	0.4	¥392,855
Overseas:
Americas	471,551	439,613	+	7.3	965,502
Europe	488,284	434,893	+	12.3	929,330
Other areas	234,145	215,129	+	8.8	441,970

	1,193,980	1,089,635	+	9.6	2,336,802

Total	¥1,370,988	¥1,266,000	+	8.3	¥2,729,657

CANON INC.
NON-CONSOLIDATED
3.	NON-CONSOLIDATED BALANCE SHEETS
( Parent company only )

	Millions of yen
	As of	As of	Change	As of
	June 30, 2007	December 31, 2006		June 30, 2006

ASSETS
Current assets:
Cash	¥206,144	¥324,053	¥(117,909)	¥314,452
Trade receivables	833,828	917,518	(83,690)	761,148
Inventories	231,673	205,993	25,680	201,536
Prepaid expenses and other current assets	159,629	174,739	(15,110)	154,594
Allowance for doubtful receivables	(19)	(22)	3	(66)

Total current assets	1,431,255	1,622,281	(191,026)	1,431,664

Fixed assets:
Net property, plant and equipment	866,142	818,094	48,048	744,329
Intangibles	37,810	34,480	3,330	29,042
Investments and other fixed assets	473,502	463,313	10,189	468,563
Allowance for doubtful receivables-noncurrent	(64)	(96)	32	(97)

Total fixed assets	1,377,390	1,315,791	61,599	1,241,837

Total assets	¥2,808,645	¥2,938,072	¥(129,427)	¥2,673,501

LIABILITIES AND NET ASSETS
Current liabilities:
Trade payables	¥376,860	¥409,019	¥(32,159)	¥352,761
Short-term loans	34,657	36,452	(1,795)	37,084
Accrued income taxes	104,212	103,871	341	79,150
Accrued warranty expenses	3,131	3,171	(40)	—
Accrued bonus	4,935	5,656	(721)	4,796
Accrued director’s bonus	148	295	(147)	112
Other current liabilities	189,792	212,157	(22,365)	162,871

Total current liabilities	713,735	770,621	(56,886)	636,774

Noncurrent liabilities:
Convertible debenture	176	318	(142)	438
Accrued pension and severance cost	47,069	52,376	(5,307)	64,415
Accrued directors’ retirement benefits	1,261	1,209	52	1,108
Reserve for environmental provision	3,804	4,265	(461)	—

Total noncurrent liabilities	52,310	58,168	(5,858)	65,961

Total liabilities	766,045	828,789	(62,744)	702,735

Net assets:
Stockholders’ equity	2,035,807	2,101,545	(65,738)	1,964,205
Difference of appreciation and conversion	6,793	7,738	(945)	6,561

Total net assets	2,042,600	2,109,283	(66,683)	1,970,766

Total liabilities and net assets	¥2,808,645	¥2,938,072	¥(129,427)	¥2,673,501

	As of	As of		As of
	June 30, 2007	December 31, 2006		June 30, 2006

1, Accumulated depreciation	¥782,984	¥741,115		¥719,744
Accumulated impairment loss	¥494	¥494		—
2, Cautionary obligation and other
Cautionary obligation contract	¥24,231	¥25,986		¥27,860
3, Issuance of new stock capitalised those due to conversion of convertible bond	¥142	¥330		¥210
(Those capitalised)	(71)	(165)		(105)
Those due to conversion of convertible bond	¥142	¥330		¥210
(Those capitalised)	(71)	(165)		(105)
4, Number of stock newly issued(Thousand shares)	142	261		140
Those due to conversion of convertible bond	142	261		140

CANON INC.
NON-CONSOLIDATED
4. NON-CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY ( Parent company only )

Six months ended June 30, 2006				(Millions of yen)
	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2005	¥174,438	¥305,965	¥1	¥22,114	¥13,337	¥5	¥1,068,828	¥289,378	¥(5,410)	¥1,868,656	¥6,777	—	¥1,875,433

Changes in the term

Issuance of new shares										—			—

Conversion of convertible debentures	105	105								210			210

Transfer to reserve for special depreciation					8,358			(8,358)		—			—

Reversal of reserve for special depreciation					(6,510)			6,510		—			—

Transfer to reserve for deferral of capital gain on property						744		(744)		—			—

Reversal of reserve for deferral of capital gain on property						(17)		17		—			—

Transfer to special reserves							181,100	(181,100)		—			—

Bonus of directors and corporate auditors								(222)		(222)			(222)

Dividends from surplus								(59,912)		(59,912)			(59,912)

Net income								155,548		155,548			155,548

Purchase of treasury stock									(85)	(85)			(85)

Disposal of treasury stock			4						6	10			10

Net change of items other than stockholders’ equity										—	339	(555)	(216)

Total changes in the term	105	105	4	—	1,848	727	181,100	(88,261)	(79)	95,549	339	(555)	95,333

Balance as of June 30, 2006	¥174,543	¥306,070	¥5	¥22,114	¥15,185	¥732	¥1,249,928	¥201,117	¥(5,489)	¥1,964,205	¥7,116	¥(555)	¥1,970,766

1.Number of issued shares of June 30, 2006	888,883,727
2.Classes and number of treasury stock

(Shares)
	Balance as of	Increase	Decrease	Balance as of
Classes of stock	December 31, 2005			June 30, 2006

common stock	1,145,682	10,864	1,199	1,155,347

3.Dividend from surplus

Decision	Cash dividend	Dividend per share(yen)	Base date	Effective date
	(Millions of yen)

March 30, 2006 Annual meeting of stockholders	59,912	67.50	December 31, 2005	March 31, 2006

July 27, 2006 Board of directors’meeting	44,386	50.00	June 30, 2006	August 25, 2006

CANON INC.
NON-CONSOLIDATED

Six months ended June 30, 2007				(Millions of yen)
	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	(1,161)	¥2,109,283

Changes in the term

Issuance of new shares										—			—

Conversion of convertible debentures	71	71								142			142

Transfer to reserve for special depreciation					536			(536)		—			—

Reversal of reserve for special depreciation					(2,829)			2,829		—			—

Transfer to reserve for deferral of capital gain on property										—			—

Reversal of reserve for deferral of capital gain on property						(19)		19		—			—

Transfer to special reserves										—			—

Dividends from surplus								(66,583)		(66,583)			(66,583)

Net income								200,925		200,925			200,925

Purchase of treasury stock									(200,239)	(200,239)			(200,239)
										17
Disposal of treasury stock			4						14	17			17

Net change of items other than stockholders’ equity										—	(992)	47	(945)

Total changes in the term	71	71	4	—	(2,294)	(19)	—	136,654	(200,225)	(65,738)	(992)	47	(66,683)

Balance as of June 30, 2007	¥174,674	¥306,201	¥26	¥22,114	¥10,191	¥1,273	¥1,249,928	¥477,497	¥(206,097)	¥2,035,807	¥7,907	¥(1,114)	¥2,042,600

1.Number of issued shares of June 30, 2007	1,333,588,114
2.Classes and number of treasury stock

(Shares)
	Balance as of	Increase	Decrease	Balance as of
Classes of stock	December 31, 2006			June 30, 2007

common stock	1,794,390	31,201,445	2,644	32,993,191

3.Dividend from surplus

	Cash dividend	Dividend per share(yen)	Base date	Effective date
Decision	(Millions of yen)

March 29, 2007 Annual meeting of stockholders	66,583	50.00	December 31, 2006	March 30, 2007

July 26, 2007 Board of directors’meeting	65,030	50.00	June 30, 2007	August 24, 2007

CANON INC.
NON-CONSOLIDATED

Year ended December 31, 2006				(Millions of yen)
	Stockholders’ equity										Difference of appreciation and conversion		Total net assets
	Common stock	Capital surplus		Retained earnings					Treasury stock	Total stockholders’ equity	Net unrealized gains (losses) on securities	Net Deferred profits (losses) on hedges
		Additional paid-in capital	Other capital surplus	Legal reserve	Other retained earnings
					Reserve for special depreciation	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward

Balance as of December 31, 2005	¥174,438	¥305,965	¥1	¥22,114	¥13,337	¥5	¥1,068,828	¥289,378	¥(5,410)	¥1,868,656	¥6,777	—	¥1,875,433

Changes in the term

Issuance of new shares										—			—

Conversion of convertible debentures	165	165								330			330

Transfer to reserve for special depreciation					9,065			(9,065)		—			—

Reversal of reserve for special depreciation					(9,917)			9,917		—			—

Transfer to reserve for deferral of capital gain on property						1,335		(1,335)		—			—

Reversal of reserve for deferral of capital gain on property						(48)		48		—			—

Transfer to special reserves							181,100	(181,100)		—			—

Bonus of directors and corporate auditors								(222)		(222)			(222)

Dividends from surplus								(104,298)		(104,298)			(104,298)

Net income								337,520		337,520			337,520

Purchase of treasury stock									(488)	(488)			(488)

Disposal of treasury stock			21						26	47			47

Net change of items other than stockholders’ equity										—	2,122	(1,161)	961

Total changes in the term	165	165	21	—	(852)	1,287	181,100	51,465	(462)	232,889	2,122	(1,161)	233,850

Balance as of December 31, 2006	¥174,603	¥306,130	¥22	¥22,114	¥12,485	¥1,292	¥1,249,928	¥340,843	¥(5,872)	¥2,101,545	¥8,899	¥(1,161)	¥2,109,283

1.Number of issued shares of December 31, 2006	1,333,445,830
2.Classes and number of treasury stock

(Shares)
	Balance as of	Increase	Decrease	Balance as of
Classes of stock	December 31, 2005			December 31, 2006

common stock	1,145,682	656,152	7,444	1,794,390

3.Dividend from surplus

	Cash dividend	Dividend per share(yen)	Base date	Effective date
Decision	(Millions of yen)

March 30, 2006 Annual meeting of stockholders	59,912	67.50	December 31, 2005	March 31, 2006

July 27, 2006 Board of directors’meeting	44,386	50.00	June 30, 2006	August 25, 2006

CANON INC.
NON-CONSOLIDATED
5. Notes to Changes in Accounting Policies ( Parent company only )
Change of Depreciation Method
Due to the amendment of Japanese Corporate Tax Law in 2007, the Company changed its method of depreciation of buildings purchased on or after April 1, 2007 to the straight-line method at rates prescribed in the amended corporate tax law and its method of depreciation of other tangible fixed assets purchased on or after April 1, 2007 to the declining-balance method at rate prescribed in the amended corporate tax law.
The changes in accounting for depreciation did not have a material impact on the statements of income.

Canon Inc.
July 26, 2007
CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER
AND THE FIRST HALF ENDED JUNE 30, 2007
SUPPLEMENTARY REPORT

PAGE
1.	SALES BY REGION AND PRODUCT	S 1
2.	SEGMENT INFORMATION BY PRODUCT	S 2
3.	OTHER INCOME / DEDUCTIONS	S 2
4.	SALES COMPOSITION BY PRODUCT	S 3
5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3
6.	P&L SUMMARY (3rd Quarter 2007/Projection)	S 4
7.	PROFITABILITY	S 4
8.	IMPACT OF FOREIGN EXCHANGE RATES	S 4
9.	STATEMENTS OF CASH FLOWS	S 4
10.	R&D EXPENSES	S 5
11.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S 5
12.	INVENTORIES	S 5
13.	DEBT RATIO	S 5
14.	OVERSEAS PRODUCTION RATIO	S 5
15.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY REGION AND PRODUCT	(Millions of yen)

	2007				2006				Change year over year
	2nd quarter	1st half	3rd quarter (P)	Year (P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year

Japan
Business machines	155,856	302,719	—	—	154,477	301,774	140,645	619,713	+0.9%	+0.3%	—	—

Office imaging products	92,853	183,500	—	—	88,639	178,855	87,242	359,935	+4.8%	+2.6%	—	—
Computer peripherals	47,007	86,009	—	—	48,846	86,800	37,972	190,981	-3.8%	-0.9%	—	—
Business information products	15,996	33,210	—	—	16,992	36,119	15,431	68,797	-5.9%	-8.1%	—	—

Cameras	33,243	72,887	—	—	36,876	64,674	34,275	139,625	-9.9%	+12.7%	—	—

Optical and other products	36,744	82,696	—	—	41,251	79,850	44,331	172,952	-10.9%	+3.6%	—	—

Total	225,843	458,302	235,300	984,400	232,604	446,298	219,251	932,290	-2.9%	+2.7%	+7.3%	+5.6%

Overseas
Business machines	575,340	1,143,868	—	—	500,966	984,822	498,851	2,071,374	+14.8%	+16.1%	—	—

Office imaging products	234,013	448,928	—	—	210,310	406,582	182,741	825,990	+11.3%	+10.4%	—	—
Computer peripherals	330,583	674,678	—	—	281,021	559,863	307,818	1,207,427	+17.6%	+20.5%	—	—
Business information products	10,744	20,262	—	—	9,635	18,377	8,292	37,957	+11.5%	+10.3%	—	—

Cameras	263,888	446,687	—	—	231,348	395,611	200,866	902,240	+14.1%	+12.9%	—	—

Optical and other products	61,860	117,867	—	—	64,065	125,524	69,001	250,855	-3.4%	-6.1%	—	—

Total	901,088	1,708,422	839,700	3,595,600	796,379	1,505,957	768,718	3,224,469	+13.1%	+13.4%	+9.2%	+11.5%

Americas
Business machines	219,612	447,382	—	—	206,847	414,417	211,464	865,697	+6.2%	+8.0%	—	—

Office imaging products	95,793	186,908	—	—	91,741	179,720	81,700	361,328	+4.4%	+4.0%	—	—
Computer peripherals	118,510	250,765	—	—	110,118	225,256	125,150	484,624	+7.6%	+11.3%	—	—
Business information products	5,309	9,709	—	—	4,988	9,441	4,614	19,745	+6.4%	+2.8%	—	—

Cameras	101,197	165,340	—	—	88,816	153,488	75,304	362,104	+13.9%	+7.7%	—	—

Optical and other products	14,516	29,227	—	—	13,743	26,568	13,043	55,845	+5.6%	+10.0%	—	—

Total	335,325	641,949	321,400	1,362,700	309,406	594,473	299,811	1,283,646	+8.4%	+8.0%	+7.2%	+6.2%

Europe
Business machines	267,833	524,656	—	—	222,929	431,781	212,212	916,108	+20.1%	+21.5%	—	—

Office imaging products	109,097	208,054	—	—	94,483	180,706	77,285	369,709	+15.5%	+15.1%	—	—
Computer peripherals	154,590	308,183	—	—	124,586	243,595	131,983	531,224	+24.1%	+26.5%	—	—
Business information products	4,146	8,419	—	—	3,860	7,480	2,944	15,175	+7.4%	+12.6%	—	—

Cameras	105,803	176,795	—	—	98,361	163,008	77,472	362,670	+7.6%	+8.5%	—	—

Optical and other products	10,952	20,928	—	—	8,032	16,154	8,078	35,527	+36.4%	+29.6%	—	—

Total	384,588	722,379	344,800	1,524,700	329,322	610,943	297,762	1,314,305	+16.8%	+18.2%	+15.8%	+16.0%

Other areas
Business machines	87,895	171,830	—	—	71,190	138,624	75,175	289,569	+23.5%	+24.0%	—	—

Office imaging products	29,123	53,966	—	—	24,086	46,156	23,756	94,953	+20.9%	+16.9%	—	—
Computer peripherals	57,483	115,730	—	—	46,317	91,012	50,685	191,579	+24.1%	+27.2%	—	—
Business information products	1,289	2,134	—	—	787	1,456	734	3,037	+63.8%	+46.6%	—	—

Cameras	56,888	104,552	—	—	44,171	79,115	48,090	177,466	+28.8%	+32.2%	—	—

Optical and other products	36,392	67,712	—	—	42,290	82,802	47,880	159,483	-13.9%	-18.2%	—	—

Total	181,175	344,094	173,500	708,200	157,651	300,541	171,145	626,518	+14.9%	+14.5%	+1.4%	+13.0%

Total
Business machines	731,196	1,446,587	714,900	3,000,200	655,443	1,286,596	639,496	2,691,087	+11.6%	+12.4%	+11.8%	+11.5%

Office imaging products	326,866	632,428	316,900	1,319,700	298,949	585,437	269,983	1,185,925	+9.3%	+8.0%	+17.4%	+11.3%
Computer peripherals	377,590	760,687	372,200	1,569,900	329,867	646,663	345,790	1,398,408	+14.5%	+17.6%	+7.6%	+12.3%
Business information products	26,740	53,472	25,800	110,600	26,627	54,496	23,723	106,754	+0.4%	-1.9%	+8.8%	+3.6%

Cameras	297,131	519,574	257,200	1,160,300	268,224	460,285	235,141	1,041,865	+10.8%	+12.9%	+9.4%	+11.4%

Optical and other products	98,604	200,563	102,900	419,500	105,316	205,374	113,332	423,807	-6.4%	-2.3%	-9.2%	-1.0%

Total	1,126,931	2,166,724	1,075,000	4,580,000	1,028,983	1,952,255	987,969	4,156,759	+9.5%	+11.0%	+8.8%	+10.2%

(P)=Projection

-S1-

Canon Inc.

2. SEGMENT INFORMATION BY PRODUCT	(Millions of yen)

	2007				2006				Change year over year
	2nd quarter	1st half	3rd quarter (P)	Year (P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year

Business machines
Unaffiliated customers	731,196	1,446,587	714,900	3,000,200	655,443	1,286,596	639,496	2,691,087	+11.6%	+12.4%	+11.8%	+11.5%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	731,196	1,446,587	714,900	3,000,200	655,443	1,286,596	639,496	2,691,087	+11.6%	+12.4%	+11.8%	+11.5%

Operating profit	158,960	335,471	164,100	680,500	142,397	294,565	139,099	599,229	+11.6%	+13.9%	+18.0%	+13.6%
	21.7%	23.2%	23.0%	22.7%	21.7%	22.9%	21.8%	22.3%	—	—	—	—

Cameras
Unaffiliated customers	297,131	519,574	257,200	1,160,300	268,224	460,285	235,141	1,041,865	+10.8%	+12.9%	+9.4%	+11.4%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	297,131	519,574	257,200	1,160,300	268,224	460,285	235,141	1,041,865	+10.8%	+12.9%	+9.4%	+11.4%

Operating profit	76,773	137,303	75,100	314,900	64,697	108,736	67,390	268,738	+18.7%	+26.3%	+11.4%	+17.2%
% of sales	25.8%	26.4%	29.2%	27.1%	24.1%	23.6%	28.7%	25.8%	—	—	—	—

Optical and other products
Unaffiliated customers	98,604	200,563	102,900	419,500	105,316	205,374	113,332	423,807	-6.4%	-2.3%	-9.2%	-1.0%
Intersegment	56,258	107,917	59,300	227,200	47,309	88,706	49,879	190,687	+18.9%	+21.7%	+18.9%	+19.1%

Total sales	154,862	308,480	162,200	646,700	152,625	294,080	163,211	614,494	+1.5%	+4.9%	-0.6%	+5.2%

Operating profit	3,393	21,385	5,100	22,600	8,669	23,195	14,359	41,475	-60.9%	-7.8%	-64.5%	-45.5%
% of sales	2.2%	6.9%	3.1%	3.5%	5.7%	7.9%	8.8%	6.7%	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—	—	—	—	—
Intersegment	-56,258	-107,917	-59,300	-227,200	-47,309	-88,706	-49,879	-190,687	—	—	—	—

Total sales	-56,258	-107,917	-59,300	-227,200	-47,309	-88,706	-49,879	-190,687	—	—	—	—

Operating profit	-57,653	-105,283	-65,300	-252,000	-47,421	-88,019	-48,162	-202,409	—	—	—	—

Consolidated
Unaffiliated customers	1,126,931	2,166,724	1,075,000	4,580,000	1,028,983	1,952,255	987,969	4,156,759	+9.5%	+11.0%	+8.8%	+10.2%
Intersegment	—	—	—	—	—	—	—	—	—	—	—	—

Total sales	1,126,931	2,166,724	1,075,000	4,580,000	1,028,983	1,952,255	987,969	4,156,759	+9.5%	+11.0%	+8.8%	+10.2%

Operating profit	181,473	388,876	179,000	766,000	168,342	338,477	172,686	707,033	+7.8%	+14.9%	+3.7%	+8.3%
% of sales	16.1%	17.9%	16.7%	16.7%	16.4%	17.3%	17.5%	17.0%	—	—	—	—

										(P)=Projection

3. OTHER INCOME / DEDUCTIONS									(Millions of yen)

	2007				2006				Change year over year
	2nd quarter	1st half	3rd quarter (P)	Year (P)	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year

Interest and dividend, net	8,710	16,572	7,200	31,000	5,911	10,518	6,739	24,963	+2,799	+6,054	+461	+6,037
Forex gain / loss	397	-10,520	-9,900	-27,100	-6,555	-14,639	-2,428	-25,804	+6,952	+4,119	-7,472	-1,296
Equity earnings / loss of affiliated companies	2,631	5,285	2,100	8,700	553	2,094	715	4,237	+2,078	+3,191	+1,385	+4,463
Other, net	5,086	5,928	2,600	9,400	3,203	4,595	2,614	8,714	+1,883	+1,333	-14	+686

Total	16,824	17,265	2,000	22,000	3,112	2,568	7,640	12,110	+13,712	+14,697	-5,640	+9,890

(P)=Projection

-S2-

Canon Inc.
4. SALES COMPOSITION BY PRODUCT

	2007				2006
	2nd quarter	1st half	3rd quarter	Year	2nd quarter	1st half	3rd quarter	Year
			(P)	(P)

Office imaging products
Monochrome copying machines	49%	48%	45%	47%	53%	53%	52%	52%
Color copying machines	34%	35%	36%	35%	30%	30%	30%	31%
Others	17%	17%	19%	18%	17%	17%	18%	17%

Computer peripherals
Laser beam printers	74%	75%	73%	73%	74%	75%	76%	73%
Inkjet printers (includes inkjet MFPs)	25%	24%	26%	26%	25%	24%	23%	26%
Others	1%	1%	1%	1%	1%	1%	1%	1%

Business information products
Personal computers	60%	62%	64%	62%	63%	66%	65%	64%
Others	40%	38%	36%	38%	37%	34%	35%	36%

Cameras
Film cameras / Lenses	15%	16%	15%	15%	16%	16%	16%	15%
Digital cameras	77%	76%	76%	77%	74%	74%	74%	75%
Video cameras	8%	8%	9%	8%	10%	10%	10%	10%

Optical and other products
Semiconductor production equipment	49%	50%	43%	48%	52%	52%	52%	52%
Others	51%	50%	57%	52%	48%	48%	48%	48%

							(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)

	2007

	2nd quarter	1st half	3rd quarter (P)	Year (P)

Business machines
Japan	+0.9%	+0.3%	—	—
Overseas	+6.1%	+8.9%	—	—

Total	+4.8%	+6.9%	+7.6%	+7.1%

Cameras
Japan	-9.9%	+12.7%	—	—
Overseas	+5.1%	+5.3%	—	—

Total	+3.1%	+6.3%	+4.9%	+6.4%

Optical and other products
Japan	-10.9%	+3.6%	—	—
Overseas	-7.4%	-9.2%	—	—

Total	-8.8%	-4.2%	-10.5%	-2.5%

Total
Japan	-2.9%	+2.7%	+7.3%	+5.6%
Overseas	+4.7%	+6.5%	+4.2%	+6.0%
Americas	+2.7%	+4.0%	+3.8%	+2.9%
Europe	+4.6%	+7.1%	+8.1%	+7.5%
Other areas	+9.0%	+10.2%	-2.2%	+9.3%

Total	+3.0%	+5.6%	+4.9%	+5.9%

		(P)=Projection

-S3-

Canon Inc.

6. P&L SUMMARY (3rd Quarter 2007/Projection)			(Millions of yen)
	2007	2006	Change
	3rd quarter(P)	3rd quarter	year over year

Net sales	1,075,000	987,969	+8.8%

Operating profit	179,000	172,686	+3.7%

Income before income taxes and minority interests	181,000	180,326	+0.4%

Net income	116,000	115,587	+0.4%

		(P)=Projection
7. PROFITABILITY

	2007		2006
	1st half	Year(P)	1st half	Year

ROE	16.8%	16.0%	16.0%	16.3%

ROA	11.2%	10.7%	10.5%	10.6%

			(P)=Projection
8. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates					(Yen)

	2007			2006
	1st half	2nd half(P)	Year(P)	1st half	Year

Yen/US$	120.07	120.00	120.03	115.63	116.43
Yen/Euro	159.77	160.00	159.89	142.36	146.51

				(P)=Projection
(2) Impact of foreign exchange rates on sales (Year over year)		(Billions of yen)

	2007
	1st half	Year(P)

US$	+34.6	+58.4
Euro	+59.3	+97.8
Other currencies	+5.6	+10.8

Total	+99.5	+167.0

	(P)=Projection
(3) Impact of foreign exchange rates per yen	(Billions of yen)

	2007
	2nd half(P)

On sales
US$	8.3
Euro	4.1

On operating profit
US$	4.8
Euro	3.2

	(P)=Projection
9. STATEMENTS OF CASH FLOWS			(Millions of yen)

	2007		2006
	1st half	Year(P)	1st half	Year

Net cash provided by operating activities
Net income	255,183	500,000	214,174	455,325
Depreciation and amortization	143,244	360,000	108,155	262,294
Other, net	41,897	-29,000	1,549	-22,378

Total	440,324	831,000	323,878	695,241

Net cash used in investing activities	-209,353	-451,000	-210,297	-460,805

Free cash flow	230,971	380,000	113,581	234,436

Net cash used in financing activities	-279,770	-338,000	-57,832	-107,487

Effect of exchange rate changes on cash and cash equivalents	1,901	-17,000	-5,539	23,724

Net change in cash and cash equivalents	-46,898	25,000	50,210	150,673

Cash and cash equivalents at end of period	1,108,728	1,180,600	1,055,163	1,155,626

			(P)=Projection

-S4-

Canon Inc.

10. R&D EXPENSES		(Millions of yen)

	2007		2006
	1st half	Year(P)	1st half	Year

Business machines	57,496	—	54,877	113,770
Cameras	22,184	—	19,896	41,122
Optical and other products	90,587	—	71,754	153,415

Total	170,267	360,000	146,527	308,307

% of sales	7.9%	7.9%	7.5%	7.4%

		(P)=Projection
11. CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION			Millions of yen)

	2007		2006
	1st half	Year(P)	1st half	Year

Capital expenditure	196,342	450,000	153,296	379,657

Depreciation and amortization	143,244	360,000	108,155	262,294

		(P)=Projection
12. INVENTORIES
(1) Inventories			(Millions of yen)

	2007	2006	Difference
	Jun.30	Dec.31

Business machines	307,043	288,815	+18,228
Cameras	95,932	87,515	+8,417
Optical and other products	172,061	162,727	+9,334

Total	575,036	539,057	+35,979

(2) Inventories/Sales*			(Days)

	2007	2006	Difference
	Jun.30	Dec.31

Business machines	39	38	+1
Cameras	34	27	+7
Optical and other products	157	136	+21

Total	48	45	+3

* Index based on the previous six months sales.

13. DEBT RATIO

	2007	2006	Difference
	Jun.30	Dec.31

Total debt / Total assets	0.5%	0.7%	-0.2%

14. OVERSEAS PRODUCTION RATIO

	2007	2006
	1st half	Year

Overseas production ratio	40%	39%

15. NUMBER OF EMPLOYEES

	2007	2006	Difference
	Jun.30	Dec.31

Japan	54,487	50,753	+3,734
Overseas	72,851	67,746	+5,105

Total	127,338	118,499	+8,839

-S5-